02 JAN 30 AM 8: 16



NOTICE 24, 2002

Listed Stock Name:	Eisai Co., Ltd. (the "Company")
President & CEO:	Mr. Haruo Naito
Head Office Location:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer, Public Relations & Legal Affairs Phone: 81-3-3817-5190

SUPPL

Notice Regarding Change in the Number of Shares Constituting One Unit

At the meeting of the Board of Directors held on January 24, 2002, the Company resolved to change the number of shares constituting one unit as stated below:

1. Reason for Change:
   In order to expand the classes of investors and facilitate the circulation of shares of the Company.

2. Content of Change:
   The number of shares constituting one unit will change from 1,000 to 100 shares.

3. Scheduled Date of Change:
   April 1, 2002 (Monday)

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

(Reference)

1) Effective April 1, 2002, the selling and buying unit of shares transacted at the Tokyo Stock Exchange as well as at the Osaka Securities Exchange, where the Company's shares are listed, will also change from 1,000 shares to 100 shares.

2) With respect to each shareholder possessing 100 shares or more of registered shares constituting less than one unit of the Company as of March 31, 2002 the Company will deliver share certificates each representing 100 shares for any integral multiples of 100 shares consisting of such registered shares constituting less than one unit.

Note: For additional specific information, please refer to the official Japanese language version of this release. This non-official English translation is provided as a courtesy only.